FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For March 6, 2007

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for March 6, 2007 and incorporated by reference herein is the Registrant’s immediate report dated March 6, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Oranit Berko —————————————— Oranit Berko Corporate Controller

Dated: March 6, 2007

BluePhoenix Announces Successful Completion of Strategic Legacy Modernization
Project for Leading European Insurance and Banking Organization

Enables Company to Comply with New Insurance Regulations, Improve Business Process
Management and Better Serve Customers

COPENHAGEN, Denmark & HERZLIA, Israel –March 6, 2007–BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced the successful completion of a strategic legacy modernization project for a leading European insurance and banking company.

The company embarked on this project in order to comply with new insurance regulations and improve customer service by better understanding the limitations and complexities of its internal systems and applications.

BluePhoenix was awarded the project based on its extensive experience in global IT assessment, automated platform, database and application migration, and remediation projects.

“In order to succeed in the highly competitive insurance market and keep up with ongoing regulatory changes, insurance companies need to have their IT systems aligned with their business needs,” said Arik Kilman, chief executive officer of BluePhoenix. “BluePhoenix has the tools and expertise needed to renew and modernize legacy systems to enable customers to keep up with changing business requirements while reducing costs and streamlining core processes.”

The customer’s system has been operational since the late 1960s and has undergone many enhancements since. Due to new insurance legislation, limitations of its aging technologies and the company’s goal to simplify and align business processes, it wanted a full assessment and status of its business, financial and IT systems.

According to the September 2006 Gartner Financial Services Technology Summit presentation entitled, “Rearchitecting and Modernizing Insurance IT” by Kimberly Harris-Ferrante, research vice president at Gartner, “Insurers should start with assessing the systems network, including cross-system rules and processes, compliance with enterprise architectural and IT standards, the ability to support data models and messaging standards, and the long-term business strategy. This is the most-critical step and will provide the foundation for making system-specific decisions.”

BluePhoenix analyzed more than 1,000 programs using BluePhoenix™ IT Discovery and BluePhoenix™ LogicMiner. The analysis report provided a complexity map and understanding of the business logic invested in the legacy system and the changes that would need to be implemented in order to modernize the existing system. Based on the report findings, the customer decided to modernize or remove more than 700 modules. In addition, using BluePhoenix™ FieldEnabler for automatic numeric field expansion, the company was able to accommodate increasing monetary field values of especially large life insurance policies.

About BluePhoenix Solutions (www.bphx.comm)

BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix’s offering includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting and renewal. Leveraging over twenty years of best practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix’s solutions serve companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing and retail. Among its prestigious customers are: Aflac, DaimlerChrysler, Danish Commerce and Companies Agency, Desjardins General Insurance Group, Europe Assistance, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, SDC Udvikling and TEMENOS. BluePhoenix has 12 offices in the U.S., UK, Denmark, Germany, Italy, Romania, Cyprus and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Tsipora Cohen VP, Worldwide Marketing
BluePhoenix Solutions
+1 781-652-8945
tcohen@bphx.com

OR

Elyse Familant
GCC, Inc.
1 978-725-3637
elysef@gccpr.com